Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated January 30, 2018

Translation
January 30, 2018
Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya, President
Code Number:	6816 (First Section of the Tokyo Stock Exchange)
Inquiries:	Hitoshi Kajiwara, Managing Director, Administration
TEL: +81-3-5499-8111 (from overseas)

Parent Company:	ALPS ELECTRIC CO., LTD.
Representative:	Toshihiro Kuriyama, President
Code Number:	6770 (First Section of the Tokyo Stock Exchange)

Notice of Revisions to Full-Year Earnings Forecasts
for Fiscal Year Ending March 31, 2018

Alpine Electronics, Inc. (the “Company”) hereby announces that the full-year consolidated earnings forecast for the fiscal year ending March 31, 2018 (from April 1, 2017 to March 31, 2018), which was announced on October 30, 2017, has been revised as described below in light of recent earnings trends and other developments.
1.	Revisions to full-year consolidated earnings forecasts for fiscal year ending March 31, 2018 (from April 1, 2017 to March 31, 2018)
	Net sales	Operating profit	Ordinary profit	Profit attributable to owners of parent	Basic earnings per share
Previous forecasts (A)	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen
(Announced on October 30, 2017)	260,000	9,000	8,300	4,800	69.62
Revised forecasts (B)	270,000	11,000	10,200	6,000	87.02
Change (B – A)	10,000	2,000	1,900	1,200	－
Change (%)	3.8%	22.2%	22.9%	25.0%	－
(Reference) Results of the previous fiscal year (Fiscal year ended March 31, 2017)	247,751	5,612	7,439	7,760	112.57

2.	Reasons for Revisions

The Company has revised the full-year consolidated earnings forecasts for the fiscal year ending March 31, 2018 in light of the results for the first nine months of the fiscal year and given that it is anticipated that net sales in the fourth quarter will be solid, and accordingly both net sales and profits are expected to be higher than previously forecasted.
The assumed US-dollar-to-yen and euro-to-yen exchange rates for the fourth quarter are US$1 = ¥108 and €1 = ¥127, respectively, unchanged from the exchange rates announced on October 30, 2017.

Cautionary Statement:
The above forecasts are calculations on the basis of the information available as of the date of this announcement.  Actual results may differ from forecast figures depending on a variety of factors.
Furthermore, the Company will, for the purpose of being cautious, examine the impact of the above revisions to earnings forecasts on the financial forecasts of both the Company and Alps Electric Co., Ltd., which owns the Company as its consolidated subsidiary, that were used as a basis for the DCF analysis by SMBC Nikko Securities Inc., the Company’s third-party financial advisor, as set forth in the “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc.” announced on July 27, 2017, based on the most recent financial forecasts of the two companies.  The Company plans to make a separate announcement regarding the results of such examination.

One of the parties to a business integration that involves a reorganization into a holding company structure (the “Business Integration”), Alps Electric Co., Ltd. (“Alps Electric”), may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with Alpine Electronics, Inc. (“the Company” and, together with Alps Electric, the “Companies”). The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.